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What Bitcoin Did with Peter McCormack

All In on Bitcoin with Will Reeves

August 19, 2024

Podcast Transcript

Will Reeves:

We are about to hit the inflection point, like we said, where really the world starts to understand Bitcoin. And I think once that happens, once that cracks, everything changes.

Peter McCormack:

Hello there. Happy Monday. Hope you’re all doing very well. We are now in the final two weeks of What Bitcoin Did. I cannot wait to show you what we’ve been working on over here. We have our new studio in London’s being built out right now, it’s going to be great.

But before we get into the show, on October the 25th and 26th this year, we are taking CheatCode, our conference, over to Sydney Australia. We’ve got some amazing speakers lined up, including Preston Pysh, Mark Moss, James Lavish, Dylan Leclerc, and so many more. To find out more or get your tickets, please head over to Cheatcode.co.uk.

Anyway, welcome to the What Bitcoin Did podcast, which is brought to you by the legends at IREN, formerly known as Iris Energy. IREN is using their next generation data centers to power the future of Bitcoin mining and AI using 100% renewable energy. IREN remains the same business with the same goals. Now just with a different name.

I’m your host Peter McCormack, today I’ve got my good friend and CEO of Fold, Will Reeves, on the show. Now I’ve known Will for a long time and with the show coming to an end soon, I’ve always talked to Will about getting him on the show sometime. So I was like, sell it man. Fold have been doing some amazing things, a proper solid Bitcoin company, let’s get it done. We were actually meant to do it in Nashville, but a whole bunch of stuff happened that got in the way of that. So I did this one as a remote one, the final remote show for What Bitcoin Did, and the last recording I’ll do on WBD. But don’t worry, we’ve got five more huge shows to drop that we recorded in Nashville, including Jack Mallers, Odell and Harry Sudock, and a few others. But this one, I actually had to get recorded. So thanks Will, thanks for everything he’s done for Fold. Amazing guy.

So in this episode, we get into the phase shift that’s happening in Bitcoin right now. The importance of businesses creating SaaS flow, Fold going public, and how Bitcoin is changing the world. I know you’re going to love this. You have any questions about this or anything else, please do hit me up at hello@whatbitcoindid.com.

Will Reeves, how are you man?

Will Reeves:

I’m doing well, Peter. It’s a beautiful day out. Couldn’t be happier to be here with you.

Peter McCormack:

I feel bad for Matt Odell and Harry Sudock and Jack Mallers, because I told them I was recording the last What Bitcoin Did with them, but this is technically the last ever recording of my podcast.

Will Reeves:

No, I didn’t want to call it out, but I knew it was there, but I’ll give my apologies too. But I think there’s one thing, somehow you and I have made it, I don’t know how many years we’ve known each other now.

Peter McCormack:

God, I’ve known you for a long time.

Will Reeves:

And we’ve never done this yet. So I think this had to happen before the bon voyage.

Peter McCormack:

Bro, we go back as far as the Uber Copter.

Will Reeves:

Man, I was reminiscing about the Uber Copter today with Natasha. She remembered that very fondly.

Peter McCormack:

People won’t know what that is, I’ll try and remember as best as possible. I think I landed in New York and I went on my Uber and there was an option to get a helicopter, the Uber Copter. And I think I tweeted it and I think you reached out and said, we’ll pay. Fold are going to pay. We got you.

Will Reeves:

There was some element where Peter had to get somewhere fast, and New York traffic was not letting it happen. And Fold being, I think back in the day, I mean this is such early days, we were like, okay, how can we do anything with Peter even though he’s been early? And so I think we just slid into your DMs and the rest of is history. But we got you on the helicopter.

Peter McCormack:

Yeah, how long ago was that? That was pre-COVID?

Will Reeves:

Oh, easy. Easy. I think. I think we met each other in 2017, 2016?

Peter McCormack:

No, definitely not ’16. I wasn’t doing this then. ’17 would be the earliest, but I only did the pod in November. So I think it was ’18.

Will Reeves:

’18. I mean, like you said, not only that we’ve done COVID, we’ve done working in Bitcoin alone, both of us may have passed our prime already just in a few years of working in Bitcoin. That’ll do it to you.

Peter McCormack:

Wow. Do you know what it is? A lot of people are leaving, man.

Will Reeves:

Yeah, that’s true.

Peter McCormack:

I’ve always referred to four years in Bitcoin as a tour of duty. I think most people can do maybe two tours and then they’re burnt out.

Will Reeves:

They get either burnt out, they have Bitcoin derangement syndrome. The fact that this is the last one recording and we’re kind of sitting here at the end talking about how long we’ve known each other, you’re about to embark on this brand new journey with this thing you’re about to reveal, and Fold, we have just started ours. I feel like this is something is going through the space too, where the whole space is undergoing this phase shift. We are closing one chapter and opening another and we’ve been doing it for a while, and it’s been a wild journey.

Peter McCormack:

It’s an inflection point, my man.

Will Reeves:

Yep.

Peter McCormack:

It’s an inflection point. It was funny, I was talking to my son about it when we headed back from Nashville, just trying to reflect on seven years, which have gone like that. I mean, I distinctly remember back in 2017 thinking, right, I’m going to start a podcast. And then we’re nearly 900 episodes later, seven years, about 40 countries, a number of films. A lot more weight, I’ve got fat.

Will Reeves:

I mean, hey, I’ll say when I said past our prime, I didn’t mean career wise meant that.

Peter McCormack:

Dude, just one of the reasons I want stop to travel was, it’s time to get healthy now.

Will Reeves:

It’s brutal.

Peter McCormack:

Yeah, time to look after, because health is wealth, man. Yeah, time to get fit and healthy and do something different. Well firstly, congratulations.

Will Reeves:

Thank you.

Peter McCormack:

I don’t know what the survival rate for normal companies is, it’s pretty low. They say what, 1 in 10 or something survive three years? I don’t know what the number is. In Bitcoin, I think is a lot lower.

Will Reeves:

Oh my God. It is a meat grinder. It’s one of the most brutal industries to be in possibly. And like you said, I’ve seen so many fallen comrades, for no fault of their own, excellent entrepreneurs, excellent businesses, and the cycles get them. Or poor planning, something gets them. And I think you’re right, being a company that has stayed true, like I think both of us have for building on Bitcoin, for Bitcoiners, by Bitcoiners, is an incredibly hard path to have survived this long along the way. And I think a lot of it we’ve been vindicated. I think a lot of the people that you may have said, hey, are they competitors you? Most of them don’t even exist. And that’s not because the industry is not great, it’s because a lot of missteps were made along the way.

Peter McCormack:

Why is it you think Fold, I’m going to sound like such a cliche here, but not only has survived, but thrived? You’ve rung the bell, dude.

Will Reeves:

I mean, I think it’s a good question. Looking back at our history, I think it’s just we’ve stayed very true to our vision and one that has ultimately been born out in the market. And Fold, from the beginning has focused on the one thing, from the very foundation, let’s create a product that let our customers accumulate Bitcoin every day as a means to build long-term savings. And if you look at all of the use cases that have come on your podcast, everything, really it comes down to that right now. That is what people need. That’s what businesses need, that’s what countries need. And we’ve just stayed very, very true and done it in a way that has a great team, we build good products and we just keep our heads down.

Peter McCormack:

Okay. I mean, it’s going to sound like an advertorial, but I don’t give a fuck, last time I’m recording in whatever, tell people what Fold is? Tell them what it is you’ve done, what you do, so that will give some context around this conversation.

Will Reeves:

So Fold is the, what we love to call the gateway to Bitcoin. You download Fold and you get to earn Bitcoin rewards on everything you do. You’re spending, we just launched a way to earn it on when you pay your mortgage, your rent, your credit card bills. You’re able to live on Bitcoin spending it, accumulating it as your savings. And really what it is a total Bitcoin platform for integrating Bitcoin into your life, so that’s a debit card, checking accounts, Bitcoin exchange. And what it promises you is that we will help you build long-term savings every single day.

And that has just changed people’s lives. We have customers alone who have earned more rewards than they have in their savings accounts. And Bitcoin has just proven to be in just this phenomenal tool for building wealth over the long haul. And that’s all we’ve focused on. A lot of our competitors may have focused on speculation, trading, leverage, and we just stayed very close to what we felt had the highest impact on our customers. And I think that’s why we’ve survived, and we have a big customer base who really loves the product.

Peter McCormack:

But do you know what? It’s a loyalty system that’s giving something that people actually want at a time where most loyalty systems suck. I mean, you must see how often I’ve flown back and forth to the U.S., I pretty much only fly with BA and I think I probably have enough points each year to get a few hundred pounds off a flight. So the reward to me, just doesn’t feel like it’s there. I’m like, yeah, whatever. And I book that flight and I take that discount and it doesn’t feel special, it doesn’t feel cool. It just kind of sucks, right?

Will Reeves:

I think even those programs now are showing that they’ve kind of reached their zenith. They’re on the decline. You get your special perks and you end up waiting in a very long line to get into a very crowded lounge and your miles don’t go as far as they used to. And a lot of it is just related to the debasement of those programs, related to the debasement of fiat, and just the airlines in general. But what we’ve seen is people are realizing that people have, that’s one of our largest growth areas, is people who have just come to that conclusion and said, I would rather earn Bitcoin every single day. And if I had just been doing that since day one, I would be in a completely different position. My own wealth portfolio might actually look different from that one decision. And we get to see that every day.

Peter McCormack:

That’s an interesting thing though, because a lot of people talk about, especially in our industry, constantly talk about the debasement of fiat currency, but people don’t often talk about the debasement of experience. I don’t go into the lounges anymore because they are crowded, the food sucks. Yeah, you can get a free beer. So I just don’t go into them anymore. It used to feel like something you’d earn, that was exciting.

Will Reeves:

I think we know how these two things are. The debasement of the money degrades everything that sits above it, and that is the experience. Our houses are made of cheaper and cheaper materials, our clothing doesn’t last. Everything is a short-term, very high-time preference game.

And looking at this, we start to see what are we doing with Bitcoin? What is Bitcoin actually doing? And the funny thing is we’re all converging on the same thing, is that we see in our lives the degradation of the experience and we all can point to it, even people who aren’t in Bitcoin can point to these things, but no one really points to the money, or they’re increasingly are pointing to the money. And this is a reality that’s not just based from that we’ve seen, we’ve seen nations adopt this as a way, we’ve seen corporations, we’ve seen pensions, and this is down to the family unit itself. And when you see such a throughput across literally every level of society all converging on this idea that we need to fix the money, I need to find a better tool to preserve my savings so that I can have a better life experience, something truly revolutionary is happening. I think that’s just at a very elementary level what we’ve seen with Bitcoin and what has made Fold successful so far.

Peter McCormack:

Yeah, it’s interesting you should say that, because sometimes I feel like you have to live that experience to understand it. I mean, I’m trying to tell friends and family and explain to them what it’s like. I’ve waxed lyrical about it on this podcast, always trying to talk to people and say, this is why you need to consider Bitcoin. I had to go down to the football club last night because a player turned around and said he wanted pay in Bitcoin. We’ve had it before, but that was Conor Okus, I don’t know if you know Conor, but Conor played for us and we paid him in Bitcoin. But this is the first fiat person who came in and said, look, I want to get paid in Bitcoin. I was like, oh cool.

I assumed, Will, that he knew what he was doing. I was like, oh, do you have a wallet? He is like, no. I was like, do you know what a wallet is? He’s like, no. Can you explain it all to me? I’m like, cool. This is great. So he’s going to get paid in Bitcoin entirely. By the way, big shout out to Fold and our sponsor, [inaudible 00:14:06], thank you very much.

He’s taken that step, which is super cool, but most of the time trying to explain it to people, you’re trying to explain something that you essentially feel. And I don’t know if this was the same, even for Fold, you don’t feel it straight away. You have this conviction whereby you’ve held Bitcoin and the money’s gone up and you’ve made some gains, but you don’t feel a difference in your life. You have to do almost that tour of duty whereby you’ve set that new baseline. You know when you’ve done four years, you’ve set your new baseline, you get a bit of breathing space, you suddenly start to feel that ability to make better decisions. Like this podcast, I’m leaving money on the table by ending doing a Bitcoin podcast. I’m moving to the UK and I’m going to do a more generic podcast. It will make less money, but you can make that decision because not everything is about making a quick buck.

Will Reeves:

Yeah, I think maybe that’s when we were talking about one chapter closing and the next opening is, for a long time this group that we have been building with, this small group on Bitcoin Twitter that has been very inward-looking, building these narratives, building products, now finds that the rest of the world is starting to wake up in many ways, at all levels. So you’re getting this one player from Bedford coming to you and saying, I think I need to get paid in Bitcoin. I think that’s what it is. That’s better than a raise, I think I need that.

And we’re seeing that kind of crack everywhere. And what that does is that turns our very inward small in-group community now looks far beyond now. Now it’s the whole world needs this, and I think we’re waking up to that. And I think there’s a lot of reasons why, there’s the ETF, there’s just the sinking in and the psyche of people that, hey, there’s something wrong and I need a new way. I need new tools to fix this, and I think we’re seeing this whole kind of trajectory.

And this is why the world needs Peter not to be just a Bitcoin podcast. The world needs Peter to speak about a lot more things. This is why Fold needs to be a public company, that we get to represent Bitcoin at the center of global capital. And we need to bring our ideals into much bigger audiences, much bigger stages than we’ve been operating at.

Peter McCormack:

Are you feeling that as well then, we’re at that point in time where we need to stop being the niche, the weird people in the corner at the party?

Will Reeves:

It’s been...

Peter McCormack:

I was going to say, because everything is a niche. There’s Bitcoin podcasts, and then there’s Bitcoin events, and there’s Bitcoin parks. Everything is like a Bitcoin thing. And so we’re this niche group that people look at and stare at and point at, but we need to blend in.

Will Reeves:

It’s been a pleasure being the weird people in the corner, hanging out with you, as we’ve said. But I think that’s exactly right, that’s what we’re seeing, and that’s going to happen no matter what. Someone else is going to take that up.

And for Fold, when we looked at what’s our next chapter, where are we going next? We know Bitcoin rolls in these cycles, and we saw that moving into the public markets to becoming a public company allows us to bring Bitcoin and bring our message to a much larger stage in a way that allows us to bring even more value to more people. So not just talking to Bitcoiners, but talking to everybody about this message. Bringing the ability that our company, our whole company is, our customers come to us to accumulate Bitcoin every single day. And our company as a result, we have been saving in Bitcoin, we’ve been building a treasury. We announced that we have over 1,000 Bitcoin in our treasury.

Peter McCormack:

Bro.

Will Reeves:

Hey, this is one thing that you say, you start doing this stuff for a long time and you start to see the effects just build and build and compound and compound. And that set a stage where now you and I can make these types of decisions that maybe we couldn’t have made in the past.

And so we looked at, okay, where is the next big opportunity for us? And we felt that by moving into the public markets, allows us not only to reach more people, not only allows us to accumulate more Bitcoin for our company, we operate on a Bitcoin standard as a company, but we now get to have people joining us in this journey and get the whole benefit of this value that we’ve created. So every day, our customers are in Bitcoin, we are in Bitcoin, and it’s like this beautiful virtuous cycle that just gets to continue at a much bigger level.

Peter McCormack:

What are the considerations for going public? Because I’ll be honest, when you phoned me up, Will, I was like, oh, of course, Will. You told me you got some big news, you said you’re going public. And I was like, I didn’t realize your company was at that point. So how does it become that point?

Will Reeves:

I think it comes to that point by building a very, very good business. And businesses aren’t built by flash or by hype. They’re literally built day by day, brick by brick and building it from a foundation that, “Hey, we’re building a company that is serving a deep need for our customers. We have a business that generates Bitcoin onto our balance sheet every single day, and this is an incredible opportunity to get to the public markets.” There’s no company like Fold in the public markets. We’re the only pure play Bitcoin financial services company that’s specifically there with an operating company that deals with Bitcoin and a treasury that deals with it. There’s really nothing like it. And so for us it’s just about starting from that brick by brick, that block by block. And that took us a long time to get here, but most overnight successes do. And I think it’s just a testament to just being really focused on this singular vision, not these short-term hype cycles that other companies could fall into.

Peter McCormack:

Sure. But what are the actual considerations when you’re doing it? Because surely it changes the way you operate.

Will Reeves:

Oh, absolutely. My life is going to change, but the way the company does, because the company and our customers are so aligned, it’s not really going to change much. We’re still going to be here for our customers to accumulate Bitcoin and for the company to do that. And what we need to make sure is that we have a huge market to expand into. That’s number one. And we believe, like we just talked about, that Bitcoin is going through this inflection point where en masse people are going to realize, “I need to integrate Bitcoin into our lives.” And I don’t think there’s a better company positioned to do that than Fold. It is the best way to passively earn it and integrate it into your everyday life. And so I think that’s a big piece. What is the big market? The second is, are you bringing something unique to public markets?

And I think what we’ve seen from the likes of MicroStrategy and their incredible inspiration of building their treasury shows that a company that not only builds a treasury from financial engineering, but from everyday operations that efficiently accumulates Bitcoin in this way is a very powerful concept and it doesn’t exist, and we think it should exist in the market. I think there’s not... We’ve had great examples from crypto writ large as public companies, right? We’ve seen Coinbase. Coinbase is a great example. They’ve been operating for over 10 years or so. If they had just focused on Bitcoin as a long-term savings asset for their customers and their own treasury, they could potentially have a million Bitcoin on their balance sheet today, be trading at multiples far beyond what they are today. And it’s just an absolute miss for both their customers and their shareholders. And I think Fold is going to be there to fix that dynamic.

Peter McCormack:

Yeah, but how many companies have done that? I mean, what was it declared that Coinbase had at one point, like 9,000 Bitcoin?

Will Reeves:

Yes.

Peter McCormack:

They’re one of the first proper exchanges to exist. The amount of companies who’ve gone bust where they’ve essentially... They’ve called themselves a Bitcoin company, but they’ve not acted like a Bitcoin company. They’ve not acted like Bitcoiners. How many have fucked that up?

Will Reeves:

I think it’s all about time preference. I think there was an obvious where the point in the market was going full on speculation, high velocity trading, margin, leverage. They clearly opened up a massive well of opportunity for that use case, but unfortunately, where did that lead them? It led them to a bunch of customers who may have lost money based on engaging in some of those activities, but also it led to their company only having 9,000 Bitcoin. That’s completely crazy. The fact that a company like Fold that started after them has a thousand Bitcoin already, and we intend to build that very rapidly, says that there were mistakes made. And Fold, I think is a great company to come in and is hitting the market at just the right time and right as people are ready to say, “Hey, I don’t need to go down the gambling route. I can actually build long-term savings in a way that is very easy, straightforward, simple.” And that’s ultimately just what we are, just being heads down and very focused on that one goal.

Peter McCormack:

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Next up to today, we have our conference Cheat Code. Now to all you Aussies out there, on October the 25th and 26th, we are going to be hosting our second Cheat Code conference down under in Sydney, Australia. We have an incredible set of coming in, including the legends Preston Pysh, James Lavish, Dylan LeClair, Mark Moss, and so many more. Then on Saturday the 26th, we’ll be mixing it up and speakers and attendees will be heading down to the beach for some surfing, volleyball, and a barbecue. Then we’re going to head to a brewery for a pub quiz and some drinks. Now, I cannot wait to see you amazing Bitcoiners down in Sydney. Tickets are selling fast. If you’re interested in coming along, please head over to cheatcode.co.uk, which is C-H-E-A-T-C-O-D-E.co.uk.

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If you are now in the public markets, does that mean you can start doing a bit of, like Michael said, a MicroStrategy strategy?

Will Reeves:

Absolutely. So just last week... So we announced two weeks ago that we are going public with an incredible team. The ticker last week was changed over to FLV and what we get to now is start to tell this story of where we’re going. And so now it’s all about public filings, both how our company is run, our performance, and we get to do that every single quarter. But really there’s two things that the company is going to be laser focused on is number one, building a great product, but building a massive Bitcoin treasury. And we’re going to do that two ways. One, we’re going to follow exactly the Michael Saylor MicroStrategy play, and that is going to be building our Bitcoin position via financial engineering, taking advantage of the capital arbitrage that can happen to build more SATS per share for our shareholders.

Ultimately, that’s what they want. As long as we’re building more SATS or more Bitcoin per share, that we believe is going to be one of the main ways that we’ve value for our shareholders. But it’s not only that. What’s different about us and MicroStrategy is that the company itself throws off Bitcoin every single day. MicroStrategy does not have really a Bitcoin company that’s associated with it. It’s a company that has a Bitcoin treasury. And so we see this as a huge opportunity to bring these two concepts together and create something really novel and very powerful for generating Bitcoin.

Peter McCormack:

When I was with Jack Mallers in Nashville, and he put it to me in a really interesting way. He said, “We’ve essentially got two businesses now. We’ve got Strike and we’ve got treasury management.” And I was like, “Huh?” And he was like, “Yeah. So any part of the business we want to grow or invest in, if we’re putting dollars into that, it has to outperform Bitcoin over that period we’re doing it. If not, we might as well buy and hold Bitcoin.” It was a really interesting thing because look, we’ve accumulated Bitcoin at the football club. Nothing like you guys, but we’ve still got 82 Bitcoins. It’s pretty good for a little eight-tier football club. And I went straight back and I said to my team, I said, “Look, we’ve got two parts of our business now. We’ve got a football team and we’ve got a treasury to manage.”

And yeah, that treasury at the moment might be four or $5 million, but in 10 years that might be 20, 25, 30, and if we manage it badly, we are going to erode our runway from the future. So we have to be super locked in about accumulating Bitcoin. If we have to use Bitcoin for the business, it has to be a necessity. And it was a real shift for people because most companies... I mean, I don’t know how many companies you had before Fold, but most companies I’ve had, it’s like, “Make as much money as you can, pay it all in dividends, and go again next year.” But it’s a completely different mindset with Bitcoin. It’s like, “Make as much money as you can, buy as much Bitcoin as you can, and try the fuck not to spend it.”

Will Reeves:

That’s it. You don’t build treasuries like 82 Bitcoin or 1000 Bitcoin without taking that perspective of, “I have a business,” and we call our business a SATS flow engine. The whole point of the business is to generate Bitcoin for our customers and for our company. And then the second part of our business is our treasury and the entire thing is to build that treasury and to build our customer’s Bitcoin positions as well. That’s the goal. That’s it. And that changes the entire approach to how you build a company. Especially as a public company, why we’re going to have such a huge competitive advantage is that most companies, when they generate a profit, they can’t hold that in cash. That’s constantly eroding value.

We know that’s the part of the Fiat debasement that we’re trying to get away from. So they’ll throw this into R&D. That moves their businesses into places that they don’t need to be or shouldn’t be, or really just any way to find more growth and more growth and more growth. But for Fold, we understand that the growth is going to come from having this one insight about Bitcoin being the best long-term savings instrument around. And the second is make sure that we build our treasury so that our runway and our resources expand with that growth of that network. So we’re completely aligned and making sure both those things work together is very important. And that just doesn’t exist on the public markets right now.

Peter McCormack:

Yeah. Explain that SATS flow thing for people who don’t fully understand it, because... I’ve heard it multiple times. I understand it, I get it. Mark Moss talked to me a lot about it. He said, “You want to have positive cash flow and put it into assets.” He said about that, though, as an individual, not as a company. It’s essentially the same thesis though?

Will Reeves:

Yeah, I think there’s two parts. I think Mark’s first angle is correct. Number one, it’s build a business that generates profit, which seems like a crazy idea for many businesses in the space and even public companies. But Fold from the beginning has been, “Let’s build a solid business foundation so that we can generate positive cash flow.” Where is that positive cash flow going to go? That’s going to go into Bitcoin. But also what happens is as people join Fold or as people say, “Hey, I need to look to integrate Bitcoin into my life,” they go to look to Fold to start earning it and buying it and accumulating it every day. They also do things like buy things in Bitcoin. They have accelerated withdrawals in Bitcoin. And so Fold is receiving Bitcoin native revenues every single day.

And so instead of taking those Bitcoin native revenues and converting that back into cash to support OpEx or things, we can keep those in Bitcoin. So we keep our native Bitcoin revenue in Bitcoin. So we may receive someone who buys a yearly membership for us for a hundred bucks. That sits in Bitcoin and stays in there and gets access to the Bitcoin price appreciation over time. So I think it’s twofold from the positive cash flow, but also, “How do I natively generate Bitcoin revenues from the regular course of our business?”

Peter McCormack:

When did you have the mind shift when you realized this was an important part of the business? Because I certainly didn’t have that for a long time. I didn’t have it myself in... Even when I first started buying Bitcoin, I didn’t truly understand long-term my goal was to accumulate as many SATS as possible and live a lean life. I thought my goal was to buy Bitcoin low and sell it high. That’s what I thought. And like I said, it takes about four years. You go up and down, you make a bit, you lose a bit, you make a couple of mistakes, and then you start to realize that, “Oh, no, no, this is a thing I need to hold for a long time.” Shifting that into a business... I have it in all my businesses now. But again, that took a little bit longer, maybe a couple more years. What was it with Fold where you realized SATS per share was an important metric?

Will Reeves:

I think it started off, like you said, from my own personal experience. You have to deeply understand that first before you’re going to advocate for customers to do it, before you’re going to advocate your business to do it. And so the founding idea of Fold for me was when this first company started, I was at a very different point financially, and a lot of it was like, “I need to find just easy ways to be earning Bitcoin however I can, even if it’s in small amounts every single day,” because I had seen my own savings have the benefit of doing this, so DCA and all of these things. And so I said, “Let’s build a company around this that allows anybody to access it.” And we saw firsthand how much our own customers were accumulating Bitcoin. Fold has given away over $45 million in Bitcoin in just rewards.

Peter McCormack:

Wow.

Will Reeves:

If we had given those same rewards away in cash, it would barely be $20 million. And so from our own data, we saw, “Wait a second. We know our point is to build Bitcoin accumulation for our customers, and it’s working. It’s working really, really well. Why aren’t we doing this for our company too?” It seems like it’s very obvious thing, but you see from your own customer data being like, “Oh my God, they’re doing so well. How do we get a piece of that?” And so it started to shift into that element and Fold early on was doing this because we had native Bitcoin revenues. So we would receive payments, we would receive fees in Bitcoin, we would keep it there. And there was one time in a very deep bear market that we went through that we actually deeply felt the understanding of why building a Bitcoin treasury was so important. And that saved us at a very crucial time.

And so we not only saw exactly how much this can grow our runway over time, but how it can be there at the darkest moment of a business. And none of that would’ve been around had we have just been having our treasury in dollars. Fold may not even be here if we didn’t have this SATS flow engine from the very beginning. And so for us, we saw this, we saw it from our customers, we saw it from our business, and then we said, “Wait, the next stage of this is to bring this as a public company, list, allow people to get access to this journey and this success with us. And natively they are going to increase their SATS per share just by being a shareholder of Fold and just by letting the business operate.” And that’s all we’ve been doing from the beginning. We already have a track record of doing this. And now being in the public markets, it’s only going to accelerate this journey from the playbooks that we get from the likes of MicroStrategy.

Peter McCormack:

Yeah. Okay, but when you first launched...? Well, how many businesses have you created before Fold?

Will Reeves:

Two.

Peter McCormack:

Was a treasury a thing you even thought about?

Will Reeves:

Absolutely not. So my experience was... So I came out of school, I graduated out of college right into the absolute almost hype of zero interest rates of massive VC funding. And I was in the Bay Area, right? As an entrepreneur, there’s no crazier environment to be in than everybody, money absolutely sloshing around. And what we’ve known and what I didn’t know early is that that’s not normal and that’s not sustainable and that’s not going to be here forever. And so it took running a company and kind of thinking about the dynamics and what went well, what didn’t. But I did not think it was part of how we conserve our value, how we conserve our money, how we conserve our treasury. That didn’t really come to mind until later, especially when all these things started to taper off and wane do you really start to think of, “Wow, that was not reality.” And now I get to operate a business in reality, which is what we see today.

And I have this incredible tool that I happen to build a business around for the benefit of my customers. Fold’s founding thing was people have less savings today. They have less purchasing power and Bitcoin can fix that. The one step I needed to take much earlier was Bitcoin can fix this for your business too. And that absolutely changed everything for us.

Peter McCormack:

Yeah, I’ve had multiple companies. At no point had I ever thought about considered a treasure... I never even heard of one until I heard it in Bitcoin because like I say, there was no reason to save money. You get to the end of the year, whatever your year-end is, you pay your dividends, you leave enough for cash flow. You know what you’ve got coming in, you know your burn rate and you go again the next year. There’s no thoughts of saving something for the long term. It was a whole new concept to me because... And I don’t know if that’s just a symptom of fiat being terrible, shite money or there’s something about Bitcoin that enforces the idea that you must have a treasury and you do need it because it builds that strength for the future.

Will Reeves:

Because there are people who understand what you’re saying but maybe don’t really know about Bitcoin, but they understand what you’re saying about, hey, there’s no reason to build a fiat treasury because number one, I’ll go just raise more money or two-

Peter McCormack:

Exactly.

Will Reeves:

... holding a treasury, a treasury just is debased constantly. So, there are people who are living in that world saying, “I don’t have good options at all.” It’s people who then are able to realize this turn of Bitcoin being an incredible tool here that actually start to see that benefit. And they are self-reinforcing. I think for Fold to have, a lot of us got to learn this on our own, operating a business in incredibly difficult conditions of Bitcoin bulls and Bitcoin bears and they are ruthless, and we have to learn or we don’t survive. That’s just the reality of it. But what is different now is that me sharing this experience, part of what allowed was incredible for me through this process of going public was there are a lot of partners you need to bring a company public.

It just can’t be like Fold saying, “I’m going to sign this application, and hopefully, I’ll get through.” You need to go and you need to bow at the altar of traditional finance in many different ways, and they need to understand your vision. And we knew that a Bitcoin company needed to go public, that it was a huge opportunity, and whoever was going to be first was going to have the big win. So, we saw it and we said, “Okay, there’s a lot of ways to go public.” And we were so lucky to have found our partners to do this. And our partners, a couple of them, Betsy Cohen, who is an absolute pioneer and legend in not only specialty finance but also online banking, created some of the first internet banks ever. Brace Young ran capital markets for Goldman Sachs, was CEO of a $10 billion mariner investment group. Andrew Holmes, who runs battery finance and builds Bitcoin-structured credit products.

We had to go make the case to these people who most of their lives, was about not caring at all about Bitcoin. So, I was very used to, like most of my career in Bitcoin, pitching and they say, “Great, now run along.” I experienced the exact opposite here. Not only did they immediately understand why the public markets needed this, but they understood the strategy in a way that I thought you just had to basically live and die for four years to truly understand, but they grasp immediately. So, they immediately picked up on that message. And from that point, we were incredibly aligned, which got us a fast track through this process, and it wouldn’t happen if you can’t find partners like that. So, I just think the whole world is starting to realize this in some way or another. We just had, for whatever reason, Trump was at the Bitcoin conference speaking, Larry Fink, Jamie Dimon, like everybody is slipping now.

Peter McCormack:

They’re on.

Will Reeves:

The whole world is slipping.

Peter McCormack:

They get it.

Will Reeves:

They’re on, they’re on. So, this is where the new chapter begins. What happens when everyone gets it? And I think that’s when things get truly crazy.

Peter McCormack:

Yeah. How many rounds of funding did you go through as a company from start?

Will Reeves:

We raised the Series A. We raised the Series A. We raised a little bit of money after that, but we’ve been extraordinarily lean. That’s it. We’ve been extraordinarily lean.

Peter McCormack:

But again, that’s so interesting. Well, because again, you go back to the butchering of tech startups that’s happened over the last two, three decades. We’ve got to this point now where it’s like you raise a Series A. Maybe it’s a couple of million, maybe it’s 10 million, fuck loads. You might be Sam Altman and raise a Series A of 100 million, but you raise a Series A, B, C, D, E. You eventually do your final round before your IPO, and then, your IPO.

And by the time you IPO, the share price is way above any revenue. It gets dumped on retail. Retail get absolutely burned. All the VCs make their money. And then, eventually, it might make some slow comeback, whatever. But the whole thing is perverse. It’s totally unfair, and it completely rips off retail. It’s just this bullshit process. But we all need a lift, leg up in life, right? You want to launch your first business, you might want to raise a few mill, but if you raise a few mill and you’ll lean, and you buy a bit of Bitcoin, and you have a treasury, you can actually skip all those further rounds and skip all that dilution. So, when you finally do go public, at least you are the one who’s put the blood, sweat and tears into it, and your team behind you are going to get the most benefit.

Will Reeves:

That’s exactly it. I think the world is tired of that first story. I think we’re done with that, and we came off a 10-year cycle of these extremely overvalued private companies that then dumped on retail, had raised way too much money, just squandered that. And that story, we’re done with that. And I think the world needs a new story. And I think part of what happened with Fold is we were able to bring the right investors in to support us. Like VCs, who understood exactly like what you’re saying.

Jonathan Kirkwood is going to be joining the board of the public company. He is the co-founder of Ten31, which is one of the largest Bitcoin-focused VCs. Him and Grant, his other co-founder, have been writing about this stuff for a long time. So, they’re VCs writing that, “Hey, when we bring you capital as a VC firm to a company, our expectation is that number one, your business is going to be generating Bitcoin natively. And number two, that you’re going to be conserving the capital we give you in Bitcoin to extend your runway so that you don’t have to raise from us again.”

And that is a really strange thing to hear from a VC. I understood that, why that is. But to hear a VC say that, whose primary job is to just push money through the door to wherever they possibly can and to see that shift on the other side of the table was incredibly refreshing. And what ultimately we talk about, you ask at what point did you realize, and really there’s like 1,000 mini decisions that happen along the way. One of those decisions was partnering with Ten31 and getting to deeply understand their perspective on businesses. And they saw what we were doing at Fold and saying, “Oh my gosh, you’re right there. This is how we can accelerate that.” So, it ended up being this incredible partnership that opened my eyes up. But again, it only works when you have this kind of community helping you shepherd through because no one does it. Like you said, no other entrepreneurs really think of a treasury. They don’t. They just think, hey, I’ll just raise another round.

Peter McCormack:

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Yeah, but I know it’s growing, but even in Bitcoin companies, not enough have done it. Look, Michael Saylor’s reinvented how you think about treasury and how you think about your capital structure. And obviously, we’ve seen Dylan LeClair now start doing this with... I’ve lost the name. Read up on it, but there’s also, I won’t dox the companies I know, but there’s other companies now have raised a lot of money. They’ve put a lot in Bitcoin. It is starting to happen. My only other thing I start to think about is how long do we have to take advantage of?

Because look, there’s two things going on. One, you’re saving money in an asset that won’t be debased, right? So, you’re building yourself a runway. But you know, Will, I know we’re also repricing the world in Bitcoin, and you and I get to ride that wave early as we wait for the rest of the world to wake up. How long do we get to ride that wave? Because in the future, you won’t be able to do this the way we’ve done it because the other kind of recurrency will be debt. So, how long do you think we’ve got?

Will Reeves:

Okay, well, short answer, and then, I’ll get into my long answer. Short answer is not long. When we looked at going, we knew that Fold needed to go public to be the first to take advantage of this opportunity because number two, three, four-

Peter McCormack:

By the way, let me just say, when I thought about starting a football team, when it came in my head, I knew we had to be the first. There’ll be one [inaudible 00:51:54] football team.

Will Reeves:

That’s it. So, Fold, my intention is that Fold becomes synonymous with Bitcoin in the next bull run. And part of that is going to be because we are the first public company to do this. It’s a power law situation that’s happened. And what we see is there’s $7 trillion of capital in corporate balance sheets that is sitting on the sideline in cash. They are going to fall like absolute dominoes. And when that happens, that only runs the price. Now, all that does is it moves it further and further out of way to accumulate anything close to the balance sheet that we have today. Not to mention there’s only like a handful of companies that could even catch Michael Saylor and MicroStrategy at this point if they made the decision like yesterday. It’s becoming to a point where this will be completely out of reach.

And so, for us, we had to be a first mover. That’s what’s served us from the beginning. Fold was a first mover on earning Bitcoin in your daily life for people interested in Bitcoin. It was a first mover in building a Bitcoin treasury privately, natively through the aspect of our business. And we’re going to be a first mover at being the first public company to have this treasury and be a Bitcoin company. Part of the reason is we know is that number two, three, four, and five are going to experience a great outcome, but the majority of benefits are going to be for the number one just like what you’re seeing with Bedford.

Peter McCormack:

I’m surprised more still haven’t done it. I think it was even Dylan LeClair I was talking about, because Michael Saylor’s put out a playbook there. He said, “This is what I’m going to do.” And he’s gone and done it. And he has turned a company worth, what is it? Revenue of 30 million. It’s now worth what? 9 billion?

Will Reeves:

25 billion?

Peter McCormack:

25 billion now?

Will Reeves:

Yeah. It’s something. Yes. So, you look at that. [inaudible 00:53:46] look at this.

Peter McCormack:

Yeah, but why haven’t more done it?

Will Reeves:

Well, okay, why haven’t more done it? Number one, I think governance is hard. People take major career risks doing that. That career risk is waning, but it’s still there. But the second part is, so let’s actually check this. So, Coinbase is a $48 billion market cap company, I believe. And they have a massive trading business that is ostensibly in Bitcoin and part of it. MicroStrategy has a okay software business, but their market cap is $25 billion. The half of the market cap of Coinbase is MicroStrategy. Now, you just imagine the missteps that Coinbase took and if they had been accumulating Bitcoin from the beginning, we’re going to start to see this as obvious that in hindsight, how could you have ever made that mistake? And I think the career risk is going to start to go the other way where it’s no longer, hey, I’m going to put my neck out because no one else has done it.

You’re going to have a lot of good examples, bold. We’re going to be a shining example of how to build a treasury very quickly. But you’re going to have more and more join. And then, you’re going to have all the analysts look back and say, “Oh my God, look at how many people missed this boat.” And as a result, essentially destroyed capital for their own shareholders when they had the opportunity right in front of them. So, the career risk is going to shift. And once that happens, the dam is broken. I don’t think that’s going to take very long.

Peter McCormack:

But Coinbase could do it now, and they’re still not doing it.

Will Reeves:

You’re exactly right. They’re just focused on other things. I think it’s honestly a bit of an innovator’s dilemma. They have been focused on trading, leverage, crypto coins, you name it, constantly listing. And the opportunity is the one opportunity that creates this thing is the only thing that Fold is focused on. We have never brought in any other thing besides Bitcoin. We’ve never used Bitcoin in a way of leverage or trading. It’s always been about a very simple, sometimes boring use case of accumulate it, hold it, and watch and just have patience. That’s it. And that opportunity has eluded them. And it’s not easy as a $48 billion company to shift that mindset. I think that they’re going to be a wonderful example of someone who had the entire... They could be at a million Bitcoin right now. They could have over a million Bitcoin.

Peter McCormack:

Don’t, dude.

Will Reeves:

It’s crazy.

Peter McCormack:

Don’t, dude. Hey, how big a deal was the wheel?

Will Reeves:

So, that was speaking of things that you learn along the way. So, for us, we’re like, “How do we make Bitcoin a part of people’s daily lives who maybe don’t really care, but they kind of care?” And so, we had to figure out a way to create literally muscle memory of people opening up the app and looking at Bitcoin price every day and accumulating little by little, by little, by little. And it was kind of a microcosm of a behavior we wanted them to do. We wanted them to put some of their paycheck into it. So, now with Fold, you can put your paycheck into Bitcoin, you can DCA, you can round up, you can smash buy.

There’s no other platform that allows you to buy Bitcoin in the amount of ways that we do on our platform. So we’ve expanded, but it all starts with let’s build muscle memory about every day, a little accumulation, and over time you watch it. Every single bull market, we get thousands of people writing in saying, “Hey, I need to reset my password. Can I get in there?” And then they say, “Oh, I’m in. My rewards are 10X what they were three years ago when I first was there.” And then the light bulb clicks.

Peter McCormack:

Bitcoin works.

Will Reeves:

Bitcoin works. It works.

Peter McCormack:

But talk to me about the wheel.

Will Reeves:

You can open up Fold every single day and you can spin our daily wheel and you can earn Bitcoin. You can earn up to a full Bitcoin. You can earn five cents. It can be broken down into tiny units, or I think it’s 18 people have won an entire Bitcoin with us. And so this was a way that we-

Peter McCormack:

18?

Will Reeves:

18.

Peter McCormack:

Can you imagine that moment-

Will Reeves:

18 people had changed their lives.

Peter McCormack:

Look, dude. How many times do you get things in life where it’s like, “Do this. You can win,” and nobody ever wins it? But actual people have won a whole Bitcoin.

Will Reeves:

And it’s all the best. So we’ve had people who have just had a second kid unexpectedly and they win the Bitcoin on the same day they got that news.

Peter McCormack:

Love that.

Will Reeves:

We’ve had people who are off the grid, basically organic farmers in I think it’s Idaho, who said, “I’m not public anywhere. I’ve used Fold for years. I’ve never said anything about it, and I won the Bitcoin. This has changed my life forever.” That is one of my favorite things about Fold. Yes, we can talk about that we built this sats-flow engine that accumulates Bitcoin to the company and that we’re going to match sats per share for our shareholders. But at the end of the day, what’s driven a lot of this is, Bitcoin, we see firsthand how it actually changes lives in a very real way that is not from any really financial engineering, but a basic commitment of just diligent savings, and we get to see that firsthand. And part of it with the wheel and abilities to earn outsides is to accelerate that a bit for some people. I mean, Fold has changed people’s lives, but also, definitely, those winners are looking pretty good right now where the Bitcoin price is at.

Peter McCormack:

So how do you take Fold global?

Will Reeves:

That is one of the most requested things about Fold. Part of what we’ve done from the beginning, going back to let’s be very focused, let’s build something excellent, let’s perfect it and let’s be lean along the way, let’s generate sats flow, and part of that is to not overextend yourselves and provide a subpar product internationally. That’s never something that we’ve intended to do. And we have a lot more things we’re building. We have a credit card that’s upcoming that will be the best credit card for Bitcoin rewards out in the market. We have loan products that are going to do all sorts of great things that change the game of how you can get access to better interest rates and all these incredible things.

But we also know that Bitcoin is a global borderless tool that can be benefited from everyone in the world. And so just as we’ve been motivated by changing the lives of people here in the US, we equally know that just by presenting this product globally, we’re going to have that same effect, and it’s just going to grow even faster, and so we will be looking at that... I have to be more specific on my timelines these days, or less specific, but that is something that I’m interested in doing. And I know that for growth of our company and maximizing impact, that is where it is globally.

We get customers writing in from Brazil and Asia, all places, and they say, “Hey, I have options here, but they’re not great options. They use strange crypto tokens. I just want Bitcoin and a good company to provide that service for me, and I’m waiting for you.” And so we have a great wait list. We have a huge wait list of people in all the different countries, where the UK is, I think, number three on that list.

Peter McCormack:

Good.

Will Reeves:

So we fully intend to get international. It’s the right thing to do and that’s the right thing for the business.

Peter McCormack:

All right. Talk to me about the mortgage thing, because I don’t fully understand it, but I’ve seen people tweeting about it.

Will Reeves:

So what Fold aims to do is to integrate Bitcoin into the traditional financial products. When you start to think about Bitcoin in terms of loans, you get this really interesting thing of an asset that has shown to be the best-performing asset of the last decade and that also, at the same time, that interest rates are going up, down-payments are going up, terms are not getting better for us as customers. And so there’s ways to rethink of these products that align the incentives of the borrowers and the lenders in ways that have really incredible results.

Andrew Hohns from Battery Finance is joining the board for Fold. He’s been CEO of multi-billion-dollar structured credit asset manager. He is entirely focused now with Battery on infusing Bitcoin into traditional credit and loans, and what he’s found is that if you’re able to infuse Bitcoin into these loans and you’re giving people access to loans that they need to achieve goals in their life, “I need a new home, I need a car, I need a small business loan,” he’s found that you can offer lower rates, you can offer lower down-payments, and both parties enjoy the appreciation share of the Bitcoin.

It’s no longer about lender versus borrower and this really antagonistic relationship. It’s a really elegant model, and it’s very different from, I think, what you’ve seen with other providers who might, say, put up Bitcoin as collateral and hope you don’t get margin called and you’re constantly stressing out about the loan. The way that he’s approaching this in Battery Finance is completely different. That doesn’t involve those types of dynamics. So it’s truly a reshaping. These loans and these products that he’s been working on, you haven’t really seen in the market yet.

And we are extremely excited to have him sit on our board, especially as we’re a company that people now deposit their entire paychecks to Fold. They convert 10 to 100% of their paycheck into Bitcoin. They can spend that Bitcoin via their debit card. They can spend their earning cash back. They can use their account and routing number to pay their mortgage, their rent, their electricity bill. They’re earning Bitcoin on that. And the things that they want are, “I want a credit. I want to buy a new house.” But the thing is, now their wealth portfolio is so skewed towards Bitcoin, they’re locked out of the traditional financial world, even though they have a ton. Yes. I mean, I’ve seen you go through these issues publicly a few times.

Peter McCormack:

Dude, I spoke to a bank this week and I was like, “Yeah, I want to get an apartment down in London. I’ve got Bitcoin. That’s my main asset. I could afford the property. I don’t want to sell the Bitcoin. How do I get a mortgage?” And they’re like, “Well, we just won’t consider your Bitcoin as an asset.” I’m like, “Why?”

Will Reeves:

All of our competition in the traditional world, that’s where they’re starting from. Now, to go from there to even starting to say, “Okay, we’ll look at it, but we’ll value it in a very different way,” that will be the next step, and they might do that in two, three years. But we are now seeing Bitcoin in terms of the network is growing faster than the internet. There are more people joining the Bitcoin network than did the internet itself, and those people who have joined, their wealth is growing faster than their peers’, and so this need is only getting increasingly acute. Really the only people that are providing this service is Fold. This is why, number one, we have to do this. I think it’s something like 65% of our users believe they need access to Bitcoin credit and loans in the next year to achieve their life goals.

Peter McCormack:

I agree.

Will Reeves:

And so this is something where they’ve seen Bitcoin works and they wouldn’t change it. They would never change it. But they’re also saying, “I can’t buy a house for my family, and it’s not an issue of my wealth. It’s an issue of the financial services do not speak this language.”

Peter McCormack:

Yes, man. I echo all of that. Come to the UK. Hurry the fuck up.

Will Reeves:

So a good example of this: we have people who have bought things with Fold and they bought it in 2019, whatever. Odell has a great story. He bought this brand new Callaway driver of his dreams. The rewards he earned on that are now worth more than the original purchase.

Peter McCormack:

Love that.

Will Reeves:

And not only that, we’ve now added rewards to mortgages and rent. And so what we’re truly looking at is that Bitcoin rewards on your mortgage or your rent or your loans you have today, even traditional ones, essentially gives you a way to have an interest rate that constantly declines over time and trends to zero. And so this is how infusing Bitcoin across the entire stack and being creative about it, as in rewards, as in a portion of the collateral, as a means of savings, all of this changes the financial tools available to people. And, mate, we are literally living in an alternate universe than people without Bitcoin. Our purchasing power is going up. Our savings are going up. That’s not what happens to anyone else.

Peter McCormack:

Well, I’m waiting, man. Hurry up.

Will Reeves:

We will get building for you, Peter. You’ll be the first on the beta list.

Peter McCormack:

Okay. So when do you go public? Have you got a date?

Will Reeves:

The ticker for the public vehicle changed last week to FLD. The transaction will close, we believe, this year. It could take a little bit into next year, but we have such an incredible team who have brought companies public before, companies that have similar profiles to Fold. And if you were to look at all Bitcoin companies or even all crypto companies, probably Fold is the best possible company to bring through this process.

Number one, we’ve been laser-focused on Bitcoin. And what we see is Fold is going to be operating in our own lane. We have Bitcoin miners, and Bitcoin miners have this great element where they are very, very successful in bull markets, they have hard times in bear markets, but at the end of the day, they have this really difficult thing that they need electricity and ASICs, which are very expensive and capital-intensive. But Fold has essentially built a synthetic miner that doesn’t need the electricity, doesn’t need the ASICs, and we just generate Bitcoin, which goes directly into increasing sats per share for our shareholders.

And a lot of people would look at this and say, “Okay, where’s Fold going to be today and tomorrow?” Our number one guiding goal is to optimize for sats per share because that helps our customers earn more Bitcoin and that helps our company do the same, which ultimately, as we said, it’s just this virtuous cycle. And so Michael Saylor really paved that way and we are just going to be the next one through the door, but with this really interesting multiplier that Fold naturally generates Bitcoin every single day.

Peter McCormack:

Okay. So I’m looking at this. You say it’s just a special vehicle to do this?

Will Reeves:

Yeah. Exactly. So when we looked at ways of going public, there’s a lot of ways to go public. There’s very traditional IPOs, there’s reverse mergers, and then there’s SPACs, and for us, what we saw is we want to be number one through the door. The thing that has to happen is that you need to have partners that understand your business, you have to have bankers that want to support this, and so you have to get a lot of people behind you. But each of those options come with different trade-offs. And so when we saw where the market was going and we saw our underlying business being extremely healthy, growing, profitable on every line, big Bitcoin treasury, we said, “We need to optimize for the best partners and team,” so that’s when we found Betsy, “and we need to optimize for speed, because we need to be number one.” And this vehicle was the one that presented itself, and we were able to go from the very beginning and got the best partners and got speed so that we can close this and make this happen.

Peter McCormack:

Smash by, man, smash... Well, timing’s important right now.

Will Reeves:

Peter, we live and die by timing as Bitcoin companies, right?

Peter McCormack:

Oh, yeah.

Will Reeves:

And so we know when windows are open, you have to take full advantage of it. Aggressively hit it, because if you don’t, you miss out on the majority of the gains that your company could have made. You just imagine, what would happen if Peter went on hiatus during the 2017 run-up? Would Peter still be here in the same way he is today? I don’t know.

Peter McCormack:

Who knows, man? Probably not.

Will Reeves:

And the same goes for us if we hadn’t... And we’ve learned this. We’ve learned in previous cycles. I know from some of the larger OG exchanges, they were taking hundreds of thousands of new users per minute. Per minute. And that happens on both cycles on the run-up. So as a company, you have to be very ready for the market to turn, and when you see an opening in it, you have to be laser-focused and aggressively take it, or else the opportunity will pass you by and you wait for another cycle. And for many, that could be the difference of surviving and thriving.

This is such a special time, because when you’re building a company, especially with Bitcoiners, you had this thing of we’re building on Bitcoin for Bitcoiners by Bitcoiners. This is an incredible community, but there was always this aspect of, how can we enjoy the successes together? We’ve put up a job application. We get hundreds and hundreds of applicants, and we have a very small team. We put up a new feature. We get thousands of people on the wait list or bait list.

Now, to be able to a public company and to allow people to join us at this very early stage, like Fold, our pro forma valuation is under 500 million. Coinbase is 48 billion. MicroStrategy is 25 billion. We had this opportunity to take this next stage of the journey together, and I think that’s part of the magic of what this next chapter is all going to be about, not only building for our customers and have this incredible roadmap, our business accounts, our credit card, our loans, but also that we get to bring Bitcoiners with us along this journey under the flag of FLD. We get this element of this HODLer army and this FODLer army coming together, which was one of the most requested names for our ticker, by the way, but we got FLD.

I think it’s just a really special element. Now we get to enjoy the ride with our customers, and I think it’s going to make the journey a little bit harder in some ways, but I think a lot more fun. And we’re about to hit the inflection point, like we said, where really the world starts to understand Bitcoin, and I think once that happens, once that cracks, everything changes. And that’s, to me, the most exciting part about running a Bitcoin company is watching the world wake up.

Peter McCormack:

[inaudible 01:13:11]. I love it. Will, listen, I’ve known you for a long time and you’ve worked very hard and everything you are getting that’s coming to you, you deserve it, and I wish you the best. And yeah, I think I’m going to have to get myself a little bag of FLD. I think I’m going to have to do it.

Will Reeves:

Peter, you’ve always been an incredible advocate for us, and I think I will be seeing you in Bedford shortly, I believe, so I think-

Peter McCormack:

Yes, we will. Yeah. Yeah.

Will Reeves:

You’re now big time, so I hope you still get to make room for the Bitcoiners again now that you’ll be taking over the world in other ways.

Peter McCormack:

Well, I’ve always got time for you, man. Listen, congrats on this. Peace out. Love it. Go smash it.

Alrighty. Hope you enjoyed that. Will is crushing it, and it’s very cool to see what he’s been doing. Fold. Yeah, it’s a long-term hardcore Bitcoiner working hard and building an amazing Bitcoin business. So big up to you, Will. Congratulations, man.

All right, we’ve just got five WBD episodes to drop before we switch things up. Just stay tuned for that. We have some exciting stuff coming soon. All right. If you enjoyed this show, if you found it valuable, if you’ve learned something over the years, I would love it if you showed your appreciation by sending me a boost on the Fountain app. Now those sats go to my Bedford Future Fund, a fund I’ve set up to help talented young people in Bedford. You can find out more about that at bedfordfuturefund.com. All right, legends. If you need me, you hit me up. It’s hello@whatbitcoindid.com.

Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold, Inc. (“Fold”) and FTAC Emerald Acquisition Corp. (“FTAC Emerald”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this filing includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald 's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FTAC Emerald; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this report. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this press report. Accordingly, undue reliance should not be placed upon the forward-looking statements.